Exhibit (c)(6)

                                  Global Markets & Investment
                                  Banking Group

4 World Financial Center North Tower 30th Floor New York, New York 10080 212 449 1000

June 2, 2007

Special Committee of the Board of Directors
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202

Members of the Special Committee of the Board of Directors:

        Laureate Education, Inc. (the "Company"), Wengen Alberta, Limited Partnership ("Parent") and L Curve Sub Inc., a newly formed, direct subsidiary of Parent ("Merger Sub"), propose to enter into that certain Amended and Restated Agreement and Plan of Merger, to be dated as of June 3, 2007 (the "Agreement"), pursuant to which (i) Merger Sub would commence a tender offer (the "Tender Offer") for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Shares") for $62.00 per share, net to the seller in cash (the "Consideration") and (ii) Merger Sub would be merged with and into the Company in a merger (the "Merger") in which each Company share not acquired in the Tender Offer, other than Company Shares held in treasury or held by Parent or Merger Sub, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." We understand that, in connection with the Merger, Douglas L. Becker ("DLB"), Steven Taslitz ("ST") and other persons and entities (collectively, the "Parent Investors") will contribute Company Shares to, or otherwise invest in, Parent.

        You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than Parent, the Parent Investors and their respective affiliates.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Special Committee of the Board of Directors and Parent and their financial and legal advisors;

  (8)
  Reviewed drafts as of June 2, 2007 of the Agreement, the Tender Agreements to be entered into between certain stockholders of the Company and Parent, a Cooperation Agreement between the Company and DLB, a Voting Agreement by and among Parent, DLB, ST, certain other stockholders of the Company and related trusts, the Offer to Purchase and other ancillary offer documents and instruments, equity rollover commitment letters to be provided by DLB, ST and certain related trusts to Parent, equity financing commitments to be provided by certain equity investors to Parent, and certain related documents (collectively, the "Transaction Documents") and a debt financing commitment letter to the Merger Sub to be executed by certain lenders; and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final forms of the Transaction Documents will be substantially similar to the last drafts reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, two-thirds of which is payable upon completion of our due diligence and our rendering an opinion, and the remaining portion of which is contingent upon the consummation of the Transaction. We may receive an additional fee from the Company, payable at the sole discretion of the Special Committee of the Board of Directors, upon consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Shares pursuant to the Tender Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than Parent, the Parent Investors and their respective affiliates.

Very truly yours,
/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED